Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 5 DATED OCTOBER 17, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 26, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Disclose as an appendix the information contained in the Company’s Semi-Annual Report on Form 1-SA for the Semiannual Period Ended June 30, 2019.

The following information is included as an appendix to the Offering Circular:

Appendix

2

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2019. The financial statements included in this filing as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Equity REIT, LLC is a Delaware limited liability company formed on June 30, 2015 to originate, invest in and manage a diversified portfolio of real estate properties. Operations commenced on February 27, 2016. We use the net proceeds from our initial and subsequent offerings (the “Offering(s)”) to originate, acquire and structure a diversified portfolio of real estate properties. We may also invest, to a limited extent, in real estate loans, as well as real estate debt securities and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Equity REIT,” the “Company,” “we,” “us” or “our” in this Semiannual Report refer to Fundrise Equity REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC, (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed August 27, 2019 (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2019 and December 31, 2018, we had raised total gross offering proceeds of approximately $115.9 million and $102.6 million, respectively, from settled subscriptions (including the $200,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 11,095,000 and 9,935,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2019, approximately 1,075,000 of our common shares remained available for sale under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until September 30, 2016, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Beginning on January 1, 2019, the per share purchase price of our common shares was updated to $11.30 per share, and beginning on July 1, 2019, the per share purchase price of our common shares was updated to $11.55 per share. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60 day waiting period, for their investment in our shares.

3

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions quarterly or monthly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

During the six months ended June 30, 2019, our distributions have primarily been funded by cash flows from our real estate investments.

4

On July 13, 2016, we paid out our first distribution to shareholders for the distribution period of April 1, 2016 through June 30, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount per Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
04/01/16 – 04/30/16	0.0021917808		03/31/16	07/13/16	8.00%
05/01/16 – 06/30/16	0.0021917808		04/20/16	07/13/16	8.00%
07/01/16 – 09/30/16	0.0021917808		06/08/16	10/13/16	8.00%
10/01/16 – 10/31/16	0.0021917808		09/30/16	01/12/17	8.00%
01/01/17 – 03/31/17	0.0013698630		12/31/16	04/21/17	8.00	%(3)
02/09/17 – 03/31/17	0.0014504432		02/09/17	04/21/17	8.00	%(3)
04/01/17 – 06/30/17	0.0021917808		03/21/17	07/21/17	8.00%
07/01/17 – 09/30/17	0.0021917808		06/26/17	10/10/17	8.00%
10/01/17 – 12/31/17	0.0022465753		09/28/17	01/10/18	8.20%
01/01/18 – 01/31/18	0.0016438360		12/22/17	04/11/18	6.00%
02/01/18 – 02/28/18	0.0016438356		01/26/18	04/11/18	6.00%
03/01/18 – 03/31/18	0.0016438356		02/27/18	04/11/18	6.00%
04/01/18 – 04/30/18	0.0016438356		03/28/18	07/09/18	6.00%
05/01/18 – 05/31/18	0.0016438356		04/30/18	07/09/18	6.00%
06/01/18 – 06/30/18	0.0016438356		05/29/18	07/09/18	6.00%
07/01/18 – 07/31/18	0.0016438356		06/28/18	10/08/18	6.00%
08/01/18 – 08/31/18	0.0016438356		07/27/18	10/08/18	6.00%
09/01/18 – 09/30/18	0.0019178082		08/24/18	10/08/18	7.00%
10/01/18 – 10/31/18	0.0019178082		09/26/18	01/07/19	7.00%
11/01/18 – 11/30/18	0.0019178082		10/29/18	01/07/19	7.00%
12/01/18 – 12/31/18	0.0019178082		11/29/18	01/07/19	7.00%
01/01/19 – 01/31/19	0.0019178082		12/31/18	04/10/19	7.00%
02/01/19 – 02/28/19	0.0017808219		01/30/19	04/10/19	6.50%
03/01/19 – 03/31/19	0.0013698630		02/28/19	04/10/19	5.00%
04/01/19 – 04/30/19	0.0016438356		03/28/19	07/11/19	6.00%
05/01/19 – 05/31/19	0.0015068493		04/30/19	07/11/19	5.50%
06/01/19 – 06/30/19	0.0013698630		05/30/19	07/11/19	5.00%
07/01/19 – 07/31/19	0.0016438356		06/28/19	10/21/19	6.00%
08/01/19 – 08/31/19	0.0015068493		07/30/19	10/21/19	5.50%
09/01/19 – 10/01/19	0.0015068493		08/29/19	10/21/19	5.50%
Weighted Average	0.0018301755	(4)			6.68	%(5)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	When taken together, the daily distribution amounts declared and/or paid for the period 01/01/17 through 03/31/17 (the “Q1 2017 Distribution Period”), and the additional daily distribution amount for the period 02/09/17 through 03/31/17 (the “Additional Q1 2017 Distribution Period”), equate to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price, for shareholders of record who held our common shares throughout the entirety of both the Q1 2017 Distribution Period and the Additional Q1 2017 Distribution Period. While our Manager is under no obligation to do so, the annualized basis return assumes that our Manager will declare distributions in the future similar to the distributions disclosed herein.

(4)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from April 1, 2016 through October 1, 2019.

(5)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

5

Any distributions that we make directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2019, approximately 817,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies in our financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Note 2, Summary of Significant Accounting Policies — Recent Accounting Pronouncements in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from interest income on our real estate debt investments, as well as cash flow distributions and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies — Revenue Recognition in our financial statements for further detail.

6

Results of Operations

On February 27, 2016, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $200,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor). For the six months ended June 30, 2019 and 2018, we had total net income (loss) of approximately $1.5 million and $124,000, respectively.

Revenue

Interest Income

For the six months ended June 30, 2019 and 2018, we earned interest income of approximately $1.3 million and $104,000, respectively, from our investments. The increase in interest income is primarily due to the acquisition of two new real estate debt investments in the second half of 2018 and subsequent fundings for one of our previous investments during the first half of 2019.

Equity in Earnings (Losses)

For the six months ended June 30, 2019 and 2018, we had equity in earnings (losses) of approximately $470,000 and $400,000 from our equity method investees, respectively. The increase in equity in earnings is primarily attributable to higher net income from our equity method investments.

Gain from Equity Method Investees

For the six months ended June 30, 2019 and 2018, we recognized a gain from equity method investees of approximately $221,000 and $0, respectively. The gain is primarily due to cash distributions received from one of our equity method investees in excess of our capital contributions.

Other Income

For the six months ended June 30, 2019 and 2018, we had other income of approximately $112,000 and $2,000 respectively. The increase is primarily due to dividends earned from our money market investments, which we opened in the second half of 2018.

Expenses

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2019 and 2018, we incurred asset management fees of approximately $463,000 and $298,000, respectively. The increase in asset management fees is primarily attributable to an increase in NAV, as the asset management fee is calculated as a percentage of NAV beginning in 2018. The overall increase in NAV is due to additional capital raised through our Offerings and the appreciation of certain investments in equity method investees.

General and Administrative

For the six months ended June 30, 2019 and 2018, we incurred general and administrative expenses of approximately $119,000 and $84,000, respectively, which included auditing and professional fees, bank fees, and other costs associated with operating our business. The increase in expenses is primarily attributable to the payment of our annual franchise taxes.

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Our Investments

As of June 30, 2019, we have entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2019.

Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Heartwood Lafayette Controlled Subsidiary (6)	Denver, CO	Multifamily	05/12/2016	14.0%	05/12/2021	$1,600,000	82.4%	—	Initial	Update 1 Update 2
RSE Quest Controlled Subsidiary	Cedar Park, TX	Mixed-Use	05/09/2018	12.0%	05/09/2021	$9,000,000	—	84.6%	Initial	N/A
RSE Pico Controlled Subsidiary	Los Angeles, CA	Mixed-Use	05/15/2018	12.3%	06/01/2021	$5,000,000	—	84.8%	Initial	N/A
RSE The Reef Controlled Subsidiary	Fort Myers, FL	Multifamily	08/31/2018	10.9%	09/01/2028	$6,835,000	82.1%	—	Initial	N/A
RSE-Aura Controlled Subsidiary (7)	San Antonio, TX	Multifamily	12/19/2018	13.0%	12/19/2019	$1,421,545	95.0%	—	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	Heartwood Lafayette Controlled Subsidiary was fully redeemed on 12/19/2016.

(7)	On February 27, 2019, the RSE-Aura Controlled Subsidiary investment was paid off and is no longer outstanding.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Jacksonville Controlled Subsidiary	Jacksonville, FL	Multifamily	6/6/2016	$14,455,000	Initial	Update 1 Update 2 Update 3
RSE Insight Controlled Subsidiary	Fort Belvoir, VA	Multifamily	6/27/2016	$3,657,486	Initial	N/A
RSE Insight Controlled Subsidiary	Alexandria, VA	Multifamily	9/14/2016	$14,052,137	Initial	N/A
RSE Peak Controlled Subsidiary	Richland, WA	Multifamily	9/19/2016	$8,460,000	Initial	Update
RSE Insight Controlled Subsidiary	Woodbridge, VA	Multifamily	9/28/2016	$8,231,795	Initial	N/A
RSE REM Controlled Subsidiary	Charlotte, NC	Multifamily	4/28/2017	$8,506,500	Initial	N/A
RSE Aspect Promenade Controlled Subsidiary	Kissimmee, FL	Multifamily	5/30/2018	$18,158,000	Initial	N/A
RSE Aspect Promenade Controlled Subsidiary	Hollywood, FL	Multifamily	7/18/2018	$12,316,489	Initial	Update
NP 85 (2)	San Antonio, TX	Multifamily	12/19/2018	$8,403,613	Initial	Update
RSE Aspect Promenade Controlled Subsidiary (3)	Raleigh, NC	Multifamily	3/29/2019		N/A	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On February 27, 2019, the NP 85 investment was fully distributed to us.

(3)

An affiliated entity became a member of the RSE Aspect Promenade Controlled Subsidiary on March 29, 2019, contributing joint venture ownership in the investment located in Raleigh, NC as its initial contribution to the joint venture. As such, the Company’s ownership interest in the RSE Aspect Promenade Controlled Subsidiary decreased to 44.1%, and the RSE Promenade Controlled Subsidiary has invested in a total of three properties, disclosed in the table above.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offerings to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offerings and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2019, we had deployed approximately $106.3 million of gross capital, not taking into account distributions of refinancing proceeds, for eleven investments and had approximately $17.9 million in cash and cash equivalents. We had no future funding commitments related to our investments as of June 30, 2019. As of June 30, 2019, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We receive distributions from our equity method investees that represent cash flow from operations from the investment. During the six months ended June 30, 2019 and 2018, we received cash distributions of approximately $10.9 million and $11.4 million, respectively. Of the cash distributions received, approximately $221,000 and $0 were classified as gain from equity method investees.

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We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

As of June 30, 2019 and December 31, 2018, we had no outstanding debt.

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select real estate properties, real estate equity investments, joint venture equity investments, and other real estate related assets is compelling from a risk-return perspective. Given the prospect of the continued relatively cautious stance by Federal Reserve on monetary policy, we favor a strategy weighted toward targeting equity investments with significant potential value creation. In contrast, returns typically associated with core real estate properties in major gateway markets, and stabilized trophy assets have generally become expensive in a pursuit of safety over value. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns and strong structural features either through direct ownership or with local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Off-Balance Sheet Arrangements

As of June 30, 2019 and December 31, 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Arrangements in our financial statements.

9

Recent Developments

Investments

The following table summarizes the real estate investments acquired by or repaid to the Company since June 30, 2019 (through September 6, 2019):

Real Property and Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Redemption Date	Total Commitment	Overview (Form 1-U)
RSE Amira Controlled Subsidiary	Tampa, FL	Multifamily	7/18/2019	N/A	$18,117,000	Initial
RSE Jacksonville Controlled Subsidiary	Jacksonville, FL	Multifamily	6/6/2016	N/A (1)	$14,455,000	Update

(1)	On August 30, 2019, the RSE Jacksonville Controlled Subsidiary sold the Mandarin Property for a sales price of approximately $63,500,000. Pursuant to the agreements governing the RSE Jacksonville Investment, we received a corresponding cash flow distribution of approximately $9,492,000 from the RSE Jacksonville Controlled Subsidiary.

Other
Event	Date	Description

Declaration of August 2019 Distributions	7/30/19	On July 30, 2019, our Manager declared a daily distribution of $0.0015068493 per share for shareholders members of record as of the close of business on each day of the period commencing on August 1, 2019 and ending on August 31, 2019.

Declaration of September 2019 Distributions	8/29/19	On August 29, 2019, our Manager declared a daily distribution of $0.0015068493 per share for shareholders members of record as of the close of business on each day of the period commencing on September 1, 2019 and ending on October 1, 2019.

Share Purchase Price Update	7/1/19	Beginning on July 1, 2019, the per share purchase price of our common shares was updated to $11.55 due to a quarterly change in NAV.

Status of our Offering	9/17/19	As of September 17, 2019, we had raised total gross offering proceeds of approximately $124.5 million from settled subscriptions (including the $200,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 11,848,000 of our common shares.

Item 2.	Other Information

None.

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Item 3.	Financial Statements

INDEX TO FINANCIAL STATEMENTS OF

Fundrise Equity REIT, LLC

11

Fundrise Equity REIT, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2019 (unaudited)	December 31, 2018 (*)
ASSETS
Cash and cash equivalents	$17,948	$1,822
Interest receivable	49	70
Other assets	33	5
Accrued interest, PIK	1,603	669
Real estate debt investments	20,835	19,037
Investments in equity method investees	53,475	63,599
Deferred costs	13	26
Total Assets	$93,956	$85,228

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$86	$109
Due to related party	243	222
Settling subscriptions	212	198
Distributions payable	1,895	2,190
Redemptions payable	546	413
Total Liabilities	2,982	3,132

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 11,094,921 and 9,934,533 shares issued, and 10,277,729 and 9,394,861 outstanding as of June 30, 2019 and December 31, 2018, respectively	114,683	101,522
Redemptions – common shares	(8,545)	(5,501)
Retained Earnings (Accumulated deficit)	(15,164)	(13,925)
Total Members’ Equity	90,974	82,096
Total Liabilities and Members’ Equity	$93,956	$85,228

* Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

F-1

Fundrise Equity REIT, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019 (unaudited)	June 30, 2018 (unaudited)
Income (loss)
Interest income	$1,323	$104
Equity in earnings (losses)	470	400
Gain from equity method investees	221	-
Other income	112	2
Total income (loss)	2,126	506

Expenses
Asset management and other fees – related party	463	298
Interest expense - related party note	7	-
General and administrative expenses	119	84
Total expenses	589	382

Net income (loss)	$1,537	$124

Net income (loss) per basic and diluted common share	$0.16	$0.02
Weighted average number of common shares outstanding, basic and diluted	9,754,411	6,967,280

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

F-2

Fundrise Equity REIT, LLC

Statements of Members’ Equity

For the Six Months Ended June 30, 2019 and 2018 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2018	9,394,861	$96,021	$(13,925)	$82,096
Proceeds from issuance of common shares	1,160,388	13,217	-	13,217
Offering costs	-	(56)	-	(56)
Distributions declared on common shares	-	-	(2,776)	(2,776)
Redemptions of common shares	(277,520)	(3,044)	-	(3,044)
Net income (loss)	-	-	1,537	1,537
June 30, 2019	10,277,729	$106,138	$(15,164)	$90,974

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2017	6,343,829	$62,913	$(8,921)	$53,992
Proceeds from issuance of common shares	1,693,700	17,986	-	17,986
Offering costs	-	(61)	-	(61)
Distributions declared on common shares	-	-	(2,153)	(2,153)
Redemptions of common shares	(142,334)	(1,449)	-	(1,449)
Net income (loss)	-	-	124	124
June 30, 2018	7,895,195	$79,389	$(10,950)	$68,439

The accompanying notes are an integral part of these financial statements.

F-3

Fundrise Equity REIT, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2019 (unaudited)	For the Six Months Ended June 30, 2018 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$1,537	$124
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses	(470)	(400)
Gain from equity method investees	(221)	-
Net (increase) decrease in interest receivable	21	(22)
Net (increase) decrease in other assets	(28)	(17)
Net (increase) decrease in accrued interest, PIK	(934)	(82)
Net increase (decrease) in accounts payable and accrued expenses	(23)	4
Net increase (decrease) in due to related party	21	52
Net cash provided by (used in) operating activities	(97)	(341)
INVESTING ACTIVITIES:
Investment in real estate debt investments	(6,418)	(6,500)
Repayment of real estate debt investments	4,620	-
Investment in equity method investees	(56)	(18,531)
Distributions received from equity method investees	10,871	11,411
Net cash provided by (used in) investing activities	9,017	(13,620)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	12,723	17,181
Proceeds from note payable – related party	2,600	-
Repayment of note payable – related party	(2,600)	-
Proceeds from settling subscriptions	212	688
Cash paid for shares redeemed	(2,911)	(1,425)
Distributions paid	(2,775)	(1,911)
Offering costs	(43)	(33)
Net cash provided by (used in) financing activities	7,206	14,500

Net increase (decrease) in cash and cash equivalents	16,126	539
Cash and cash equivalents, beginning of period	1,822	10,339
Cash and cash equivalents, end of period	$17,948	$10,878

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$56	$61
Distributions payable	$1,895	$1,498
Redemptions payable	$546	$256
Distributions reinvested in Fundrise Equity REIT, LLC through programs offered by Fundrise Advisors, LLC	$296	$325
Cash paid for interest – related party note	$7	$-

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Equity REIT, LLC

Notes to Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015, as a Delaware limited liability company to invest in a diversified portfolio of real estate assets and securities and commenced operations on February 27, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Equity REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ending December 31, 2016. We hold substantially all of our assets directly, and as of June 30, 2019 have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The offering of our common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

As of June 30, 2019 and December 31, 2018, and after redemptions, the Company has net common shares outstanding of approximately 10,278,000 and 9,395,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2019 and December 31, 2018, the Sponsor owned 350 common shares. In addition, as of June 30, 2019 and December 31, 2018, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 19,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $199,000. As of June 30, 2019 and December 31, 2018, the Company’s total amount of equity outstanding on a gross basis before considering amortization of offering costs was approximately $107.3 million and $97.1 million, respectively, and the total amount of settling subscriptions was approximately $212,000 and $198,000, respectively. These amounts were based on a per share price of $11.44 and $11.23 as of June 30, 2019 and December 31, 2018, respectively.

The Company’s Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds invested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Investment Plans”). Shares purchased through such Investment Plans are done so at the effective price at the time of distribution issuance. As of June 30, 2019 and December 31, 2018 approximately $296,000 and $677,000, respectively, of distributions declared by the Company have been invested directly into the Company through such Investment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 balance sheet and certain related disclosures are derived from the Company’s December 31, 2018 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

F-5

Certain amounts in the prior year’s financial statements have been reclassified to conform to current year presentation. Accrued interest amounts on the balance sheets and statements of cash flows have been reclassified from “Interest receivable” to “Accrued interest, PIK.”

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

 Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially being paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company was obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor established a number of programs as real estate investment trusts that are similar in structure to ours. As the Company was one of the Sponsor’s initial such programs, it was anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this Offering would be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first such programs (including us) that exceed the estimated legal fees of $313,000 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other programs are required to reimburse the Manager for up to $313,000 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A.

F-6

After the Company raised $1.0 million in this Offering (not including the $200,000 received in private placements to the Sponsor and Fundrise, L.P., an affiliate of our Sponsor), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organizational and offering costs incurred both before and after that date. Reimbursement payments were made in monthly installments; however, the aggregate monthly amount reimbursed could never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeded the reimbursement limit described above for the applicable monthly installment, the excess was eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager had been reimbursed in full. The Manager may also incur expenses in relation to subsequent offerings related to the Company. Such offerings will be subject to the reimbursement limit of 0.50%; provided however no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. As of June 30, 2019 and December 31, 2018, the Company had reimbursed the Manager cumulative amounts of approximately $999,000 and $999,000, respectively.

During the six months ended June 30, 2019 and 2018, the Manager did not incur reimbursable organizational and offering costs on behalf of the Company. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of June 30, 2019 and approximately $1.2 million, of offering costs had been amortized and were included in the statement of members’ equity. As of June 30, 2019 and December 31, 2018, deferred costs are comprised of offering costs relating to offerings subsequent to the initial offering paid directly by the Company.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (“ACH”) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain on from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

The Company evaluates its investment in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2019 and 2018.

F-7

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential loan impairment.

A real estate investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

F-8

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2016. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2019 or 2018. No gross deferred tax assets or liabilities have been recorded as of June 30, 2019 or December 31, 2018.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company has elected to adopt this standard under the modified retrospective approach, effective January 1, 2019. The adoption of this standard did not have a material impact on our financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. The adoption of this standard did not have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this new standard will have on our financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

F-9

In August 2016, the FASB issued Accounting Standards Update 2016-15 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a significant impact on the presentation of these financial statements.

In November 2016, the FASB issued Accounting Standards Update 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a material impact on our financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The adoption of this standard did not have a significant impact on the presentation of these financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act, of 2012 we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.            Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
Beginning balance	$63,599	$46,074
New investments in equity method investees	56	39,497
Distributions received from equity method investees	(10,871)	(22,220)
Gain from equity method investees	221	746
Equity in earnings (losses)	470	(498)
Ending balance	$53,475	$63,599

As of June 30, 2019, the Company’s remaining investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2016, a 70% non-controlling member interest in Jax2 JV LLC, whose activities are carried out through the following wholly-owned assets: Reserve at Mandarin LLC, a rental property in Jacksonville, FL, built in 1983; and Beacon Point LLC, a rental property in Jacksonville, FL, built in 1986.

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(2)	Acquired in 2016, a 95% non-controlling member interest in Fundrise Insight One LLC, whose activities are carried out through the following wholly-owned assets: Canterbury Square, a low-rise apartment complex in Fort Belvoir, VA; Sacramento Square, a garden-style apartment complex in Alexandria, VA; and Lancaster Mill, a garden-style apartment in Woodbridge, VA.

(3)	Acquired in 2016, a 90% non-controlling member interest in Fundrise Peak I, LLC, whose activities are carried out through the following wholly-owned asset: The Villas at Meadow Springs, an apartment complex located in Richland, WA.

(4)	Acquired in 2017, a 50% non-controlling member interest in Grand Reserve at Pavilions LP, whose activities are carried out through the following wholly-owned asset: Pavilion Crossings Apartments, a rental property in Charlotte, NC, built between 2000 and 2003.

(5)	Acquired in 2018, a 60.8% non-controlling member interest in The Aspect AL LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL. On March 3, 2019, an existing bridge loan between Fundrise Midland Opportunistic REIT, LLC, a related party, and Aspect Promenade JV LP related to The Sterling Town Center, an apartment complex in Raleigh, NC, converted into additional ownership of the RSE Aspect Promenade Controlled Subsidiary after receiving approval from HUD. This conversion diluted our member interest in the Aspect AL LP to 44.1%

In 2018, the Company invested in NP 85, LLC, which was accounted for as an equity method investment due to our member interest being structured as a holding company that issued debt to the borrower of the Aura Westover Hills property. During the six months ended June 30, 2019, the borrower refinanced the underlying property and repaid the related loan in full with interest. Consequently, the partnership was liquidated and the proceeds from NP 85, LLC were distributed to the members such that the remaining equity interest at June 30, 2019 was $0. Accordingly, there was no gain on sale of the investment.

During the six months ended June 30, 2019 and 2018, gain from equity method investees, as a result of distributions in excess of equity investment in the Fundrise Peak I, LLC entity totaled approximately $221,000 and $0, respectively.

As of and for the six months ended June 30, 2019, the condensed financial position and results of operations of the company’s equity basis investments are summarized below (amounts in thousands):

	Jax2 JV LLC	Fundrise Insight One LLC	Fundrise Peak I, LLC	Grand Reserve at Pavilions LP	The Aspect AL LP	NP 85 LLC
Condensed balance sheet information:	As of June 30, 2019	As of June 30, 2019	As of June 30, 2019	As of June 30, 2019	As of June 30, 2019	As of June 30, 2019
Real estate assets, net	$50,370	$66,908	$34,387	$49,182	$183,978	$-
Other assets	1,793	2,768	444	921	8,087	-
Total assets	$52,163	$69,676	$34,831	$50,103	$192,065	$-

Mortgage notes payable	$37,290	$49,329	$36,917	$35,137	$123,238	$-
Other liabilities	633	832	366	481	2,228	-
Equity	2,080	19,515	(2,452)	14,485	66,599	-
Total liabilities and equity	$40,003	$69,676	$34,831	$50,103	$192,065	$-
Company’s equity investment	$2,105	$16,614	$-	$7,041	$27,715	$-

	Jax2 JV LLC	Fundrise Insight One LLC	Fundrise Peak I, LLC	Grand Reserve at Pavilions LP	The Aspect AL LP	NP 85 LLC For the Period January 1,
Condensed income statement information:	For the Six Months Ended June 30, 2019	For the Six Months Ended June 30, 2019	For the Six Months Ended June 30, 2019	For the Six Months Ended June 30, 2019	For the Six Months Ended June 30, 2019	2019 to February 27, 2019 (Liquidation)
Total revenue	$4,210	$3,808	$2,213	$2,484	$8,798	$270
Total expenses	4,138	3,482	2,313	2,778	8,364	-
Net income (loss)	$72	$326	$(100)	$(294)	$434	$270
Company’s equity in net income (loss) of investee	$50	$310	$-	$(147)	$177	$80
Gain from equity method investee	$-	$-	$221	$-	$-	$-

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As of December 31, 2018 and for the six months ending June 30, 2018, the condensed financial position and results of operations of the company’s equity basis investments are summarized below (amounts in thousands):

	Jax2 JV LLC	Fundrise Insight One LLC	Fundrise Peak I, LLC	Grand Reserve at Pavilions LP	The Aspect AL LP	NP 85 LLC
Condensed balance sheet information:	As of December 31, 2018	As of December 31, 2018	As of December 31, 2018	As of December 31, 2018	As of December 31, 2018	As of December 31, 2018
Real estate assets, net	$51,099	$66,296	$35,897	$49,356	$130,233	$28,443
Other assets	902	1,373	570	542	3,520	62
Total assets	$52,001	$67,669	$36,467	$49,898	$133,753	$28,505

Mortgage notes payable	$47,798	$49,278	$36,765	$34,873	$86,208	$-
Other liabilities	467	610	465	239	952	-
Equity	3,736	17,781	(763)	14,786	46,593	28,505
Total liabilities and equity	$52,001	$67,669	$36,467	$49,898	$133,753	$28,505
Company’s equity investment	$2,615	$16,892	$-	$7,393	$28,277	$8,422

	Jax2 JV LLC	Fundrise Insight One LLC	Fundrise Peak I, LLC	Grand Reserve at Pavilions LP	The Aspect AL LP	NP 85 LLC
Condensed income statement information:	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018
Total revenue	$3,843	$3,464	$2,093	$2,440	$584	$-
Total expenses	3,456	3,428	2,021	2,220	698	-
Net income (loss)	$387	$36	$72	$220	$(114)	$-
Company’s equity in net income (loss) of investee	$271	$34	$65	$110	$(80)	$-

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4.	Real Estate Debt Investments

As of June 30, 2019 and December 31, 2018, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these financial statements. The following table describes our real estate debt investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
Beginning balance	$19,037	$-
Investments (1)	6,418	19,037
Principal repayments	(4,620)	-
Ending balance	$20,835	$19,037

(1)	There were no new investments during the six months ended June 30, 2019. Investments as of December 31, 2018 include four new investments added during the year ended December 31, 2018.

(2)	As of June 30, 2019, the principal repayments include full repayment from one preferred equity investment.

As of June 30, 2019 and December 31, 2018, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

The following table presents the Company’s investments in real estate debt investments, as of June 30, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	3	$20,835	$-	$20,835
Balance as of June 30, 2019	3	$20,835	$-	$20,835

(1)	This only includes the stated amount of funds disbursed to date and any interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2018 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	4	$19,037	$6,418	$19,037
Balance as of December 31, 2018	4	$19,037	$6,418	$19,037

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	3	$-	$14,000	$6,835	$-
Balance as of June 30, 2019	3	$-	$14,000	$6,835	$-

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The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2018, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	4	$4,620	$7,582	$6,835	$-
Balance as of December 31, 2018	4	$4,620	$7,582	$6,835	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2019 and December 31, 2018, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2019 and the year ended December 31, 2018, (all amounts are in thousands except per share data):

	Members						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2019	Payment Date	Total Declared
February 1, 2019 through February 28, 2019	0.0017808219	$472		1/30/19	$472	4/10/19	$1
March 1, 2019 through March 31, 2019	0.0013698630	407		2/28/19	407	4/10/19	1
April 1, 2019 through April 30, 2019	0.0016438356	482		3/28/19	-	7/11/19	1
May 1, 2019 through May 31, 2019	0.0015068493	468		4/30/19	-	7/11/19	1
June 1, 2019 through June 30, 2019	0.0013698630	421		5/30/19	-	7/11/19	1
July 1, 2019 through July 31, 2019	0.0016438356	524	(2)	6/28/19	-	10/21/19	1
Total		$2,776			$879		$6

	Members						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2018	Payment Date	Total Declared
February 1, 2018 through February 28, 2018	0.0016438356	$306		1/26/18	$306	4/11/18	$1
March 1, 2018 through March 31, 2018	0.0016438356	346		2/27/18	346	4/11/18	1
April 1, 2018 through April 30, 2018	0.0016438356	345		3/28/18	345	7/9/18	1
May 1, 2018 through May 31, 2018	0.0016438356	369		4/30/18	369	7/9/18	1
June 1, 2018 through June 30, 2018	0.0016438356	379		5/29/18	379	7/9/18	1
July 1, 2018 through July 31, 2018	0.0016438356	416		6/28/18	416	10/8/18	1
August 1, 2018 through August 31, 2018	0.0016438356	442		7/27/18	442	10/8/18	1
September 1, 2018 through September 30, 2018	0.0019178082	517		8/24/18	517	10/8/18	1
October 1, 2018 through October 31, 2018	0.0019178082	543		9/26/18	-	1/7/19	1
November 1, 2018 through November 30, 2018	0.0019178082	532		10/29/18	-	1/7/19	1
December 1, 2018 through December 31, 2018	0.0019178082	556		11/29/18	-	1/7/19	2
January 1, 2019 through January 31, 2019	0.0019178082	559	(3)	12/27/18	-	4/21/19	-
Total		$5,310			$3,120		$12

(1) Total distributions declared to related parties is included in total distributions declared to all members.

(2) The liability for the July 2019 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2019 financial statements, and is scheduled to be paid within three weeks after September 30, 2019.

(3) The liability for the January 2019 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2018 financial statements. This amount was subsequently determined to be approximately $561,000.

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6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2019 and December 31, 2018, the Company’s significant financial instruments consist of cash and cash equivalents, real estate debt investments, and distributions payable. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2019 and December 31, 2018, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $22.4 million and $19.7 million, respectively.

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7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager was reimbursed for organizational and offering expenses incurred in conjunction with the Offering. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2019 and 2018.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2019 and 2018, the Manager incurred costs on our behalf of approximately $37,000 and $9,000, respectively. No costs were due and payable to the Manager as of June 30, 2019 and December 31, 2018, respectively.

An asset management fee is owed quarterly to the Manager. Beginning on May 1, 2017, the Company agreed to pay a quarterly asset management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2019 and 2018, we have incurred asset management fees of approximately $463,000 and $298,000, respectively. As of June 30, 2019 and December 31, 2018, approximately $236,000 and $216,000, respectively, of asset management fees remain payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2019 and December 31, 2018, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2019 and June 30, 2018, no disposition expenses were incurred or payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2019 and 2018, fees of approximately $7,000 and $8,000, respectively, were incurred to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 19,900 shares as of June 30, 2019 and December 31, 2018. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. As of June 30, 2019 and December 31, 2018, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

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Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 350 shares as of June 30, 2019 and December 31, 2018.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10.0 million. The total drawn between the ten noteholders was not to exceed $10.0 million. The loan bore a 3.00% interest rate and expired on January 31, 2019. As a result, the promissory note is no longer available to fund acquisitions. As of June 30, 2019 and December 31, 2018, the Company had drawn $2.6 million and $0, respectively, against the promissory grid note and incurred interest expense of $7,000 and $0, respectively. During the six months ended June 30, 2019, the Company repaid the outstanding loan plus accrued interest held by Rise Companies Corp.

For the six months ended June 30, 2019 and 2018, the Sponsor incurred approximately $3,000 and $1,000 of costs on our behalf, respectively. Approximately $1,000 and $6,000 of such costs were due and payable to the Sponsor as of June 30, 2019 and December 31, 2018, respectively.

Other Related Parties

During the six months ended June 30, 2019 and 2018, the Company incurred approximately $6,000 and $0, respectively, of reimbursable operating costs on behalf of other related parties. Approximately $6,000 and $0 of such costs were due and payable as of June 30, 2019 and December 31, 2018, respectively.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

F-17

10.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 19, 2019, for potential recognition or disclosure.

New Investments

As of September 19, 2019, the Company has made one additional real estate investment and we have funded additional capital commitments and borrowers have drawn additional funds in the amount of approximately $18.2 million.

Asset Disposition

On June 6, 2016, we directly acquired ownership of Jax2 JV LLC for a purchase price of $14,455,000, which was the initial stated value of our equity interest. Jax2 JV LLC used the proceeds to close on the acquisition of two stabilized garden-style multifamily properties located in Jacksonville, FL, the “Mandarin Property” and the “Regency Property.” On August 30, 2019, Jax2 JV LLC sold the Mandarin Property for a sales price of approximately $63,500,000. Pursuant to the agreements governing Jax2 JV LLC, we received a corresponding cash flow distribution of approximately $9,492,000.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount, generally not to exceed 3% of its assets under management (“AUM”). National Lending may generally provide short-term bridge financing through promissory notes to its contributors, allowing them to draw upon available cash in order to maintain greater liquidity and better finance their individual real estate investment strategies. The promissory notes will bear a market rate of interest and will be repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowers are reviewed by the Independent Representative. As of September 19, 2019, we have contributed $3,591,000 to National Lending. Additionally, on July 18, 2019 we entered into one promissory note with National Lending with a principal amount of $5.0 million, an interest rate of 4.5%, and an expiration date of July 18, 2020. The promissory note was subsequently repaid in full with interest on August 30, 2019.

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